Blue Cube Spinco Inc.

2030 Dow Center

Midland, Michigan 48674

August 31, 2015

Ms. Pamela Long

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration
Blue Cube Spinco Inc.
Registration Statement on Form S-4/S-1 (File No. 333-204006)

Dear Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Blue Cube Spinco Inc. (the “Company”), a Delaware corporation, hereby requests that its Registration Statement on Form S-4 and S-1 (File No. 333-204006) (the “Registration Statement”) be declared effective at 11:00 a.m., Washington, D.C. time, or as soon thereafter as practicable on September 2, 2015.

The Company and The Dow Chemical Company (“TDCC”) hereby confirm that they are aware of the Company’s and TDCC’s obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the Registration Statement. Further, the Company and TDCC acknowledge that in connection with the Registration Statement: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company or TDCC from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) neither the Company nor TDCC may assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

BLUE CUBE SPINCO INC.

By:	/s/ Duncan A. Stuart

Duncan A. Stuart Secretary

THE DOW CHEMICAL COMPANY

By:	/s/ Amy E. Wilson

Amy E. Wilson Corporate Secretary and Assistant General Counsel

[Signature Page to Acceleration Request]